Contact

stephenirobie@gmail.com

www.linkedin.com/in/stephen-robie-0065a214 (LinkedIn)

Top Skills

Financial Controlling
Mitigation Strategies
Contract Negotiation

Certifications

Chartered Global Management Accountant (CGMA)
Certified Public Accountant (CPA)

Stephen Robie

Chief Financial Officer at NOYACK
New York, New York, United States

Summary

Senior executive with finance and accounting experience managing the financial operations of high-growth REITs and corporations, and start-up entrepreneurial ventures. Cross-functional expertise in corporate finance, financial and strategic business planning, business development, M&A, asset management, controllership, treasury, investor relations, and IT systems implementation.

Experienced with most property types held by REITs, REOCs, Private Equity Funds, and Joint Ventures, as well as project and corporate finance. Key strengths include business planning, developing capital strategies to align with operating strategies, strategy execution, capital structures and financings, financial operations, portfolio management, and effective communication with internal and external stakeholders.

- Led Finance teams in the successful acquisition, integration and financing of approximately $20
billion in real estate, including $15 billion of capital markets transactions

- Strategically repositioned a public, non-traded, industrial REIT into healthcare

- Directed various functions including SEC reporting, capital markets, FP&A, investor relations,
transaction finance advisory, asset management, accounting, and tax

- Founded an entrepreneurial investment firm and developed a comprehensive business plan for a
real estate fund

- Implemented Yardi Voyager and Yardi Investment Management platforms for a privately-held real

estate investment management company

- Led all aspects of financial and strategic planning, forecasting, and reporting of monthly, quarterly,
and annual financial results for a S&P 500 REIT and corporation

Transaction experience is significant in commercial real estate including acquisitions, dispositions, development, debt and equity financings, and joint ventures. Real estate asset class experience includes multifamily, retail, office, industrial, hotel, manufactured housing, self storage, and healthcare (MOBs, senior housing, skilled nursing, hospitals, and life science facilities).

Experience

NOYACK
Chief Financial Officer
October 2021 - Present (3 years 11 months)
New York, NY

NOYACK is a fast growing #wealthtech firm that provides access and education to the next generation of investors - Millennial, Gen Z, Gen Alpha - about best-in-class private investments previously reserved for sovereign wealth institutions and billionaires. America is undergoing the greatest generational wealth transfer in its history and NOYACK is there to educate, guide, empower and enable all future investors. Main Street instead of Wall Street! NOYACK will change lives by addressing economic inequality with financial literacy powered by technological enablement. Integrity, innovation, transparency, and inclusivity - that’s what we believe in, that’s who we are. We call it #businessforhumans™. NOYACK is a pending Certified B Corporation. Learn more at WeAreNOYACK.com.

SIR Holdings, LLC
Founder and Managing Partner
September 2008 - Present (17 years)
Newport Beach, CA and New York, NY

SIR Holdings, LLC is an entrepreneurial investment firm with focus on venture capital, real estate, and advisory services.

Veneto Capital Management, LLC
Senior Principal/Senior Vice President - Finance and Operations

January 2015 - May 2019 (4 years 5 months)
Los Angeles, CA

Veneto Capital Management, LLC is a privately-held real estate investment management company with substantial experience acquiring and managing all classes of commercial real estate assets throughout the United States.

Directed various functions including finance, investor relations, accounting, tax, and asset management operations.

Cornerstone Ventures, Inc.

11 months

Chief Operating Officer and Chief Financial Officer - Healthcare Real Estate Group

August 2011 - June 2012 (11 months)
Irvine, CA

Developed a comprehensive business plan/strategy and implemented a healthcare real estate platform.

Chief Financial Officer, Treasurer and Secretary - Cornerstone Core Properties REIT, Inc.

August 2011 - June 2012 (11 months)
Irvine, CA

Directed various functions including financial and strategic planning and analysis, debt and capital markets, investor relations, transaction finance advisory, asset management, SEC reporting, accounting, and tax.

Developed a "bottoms-up" forecast model and strategically repositioned this public, non-traded, industrial REIT into healthcare.
- De-levered REIT balance sheet through dispositions/repayments - reduced exposure by 64%
- Refinanced existing LOC and reduced interest rates 100 bps generating $500K in savings
- Created a healthcare real estate deal pipeline
- Implemented REIT NAV methodology for purposes of annually revaluing REIT shares

HCP, Inc.

Senior Vice President - Financial Planning & Analysis

July 2004 - August 2008 (4 years 2 months)
Long Beach, CA

HCP, Inc. (NYSE:HCP), an S&P 500 company, is a public REIT that invests primarily in real estate serving the healthcare industry in the United States.

Led all aspects of financial and strategic planning, forecasting, and reporting of HCP's monthly, quarterly, and annual financial results. Coordinated and enhanced HCP's financial and management reporting and provided advice on the development of short- and long-term business and financial strategies. Led the continued development and execution of HCP's capital strategies, cash management, and treasury requirements. Participated in the acquisition, integration, and financing of over $10B in real estate. Managed the day-to-day financial reporting and analysis, including monthly and quarterly variance reporting. Monitored and mitigated risks associated with quarterly and annual FFO forecasts and key drivers to annual planning processes.

GE Real Estate

6 years 10 months

Manager, Financial Planning & Analysis - North America Equity Investments

October 2002 - July 2004 (1 year 10 months)

Stamford, CT

Coordinated all aspects of financial and strategic planning, forecasting, and reporting of monthly, quarterly, and annual financial results for North America Equity's Financing Businesses (Strategic Ventures and Partners).

The Strategic Ventures and Partners Groups (cumulatively $10B of assets under management) focused on U.S., Canadian, and Latin American equity alliances with real estate owners, operators, and developers. Acquisitions spanned multiple real estate asset classes and multiple products, including leveraged equity, first mortgage financings and junior participating debt, leveraged leases, and wholly owned real estate.

Manager, Finance/Chief Financial Officer - Strategic Ventures

January 2000 - October 2002 (2 years 10 months)

Dallas, TX

Managed all finance and accounting responsibilities for Strategic Ventures operations. Supported the origination, structuring, and execution of large, complex real estate transactions. Implemented and monitored accounting processes and controls with newly formed partnerships, and drove interpretation/implementation of new Accounting pronouncements.

Program Manager - U.S. Investments Principal Capital Group

September 1998 - January 2000 (1 year 5 months)
Stamford, CT

Provided support to Managing Director in development of program enhancements for GE Real Estate's Domestic Structured Finance Platform ($8B of assets under management). Accountabilities included performing competitor analysis, maintaining market intelligence on pricing and program features, vigilant portfolio management, and identification of new product development opportunities.

U.S. Business Development Finance Leader

October 1997 - September 1998 (1 year)
Stamford, CT

Provided financial leadership to GE Real Estate's Business Development Team and established financial operations for start-up businesses in the Americas.

Arthur Andersen LLP

Manager

June 1991 - October 1997 (6 years 5 months)
New York, NY

Coordinated and performed audits, reviews, and compilation engagements for partnerships, public companies, and private corporations in a wide range of industries, including Real Estate, Construction, Leasing, Investment Companies, Commodities, and Government. Identified opportunities and provided expanded services in Audit and Real Estate Consulting.

Education

New York University, Stern School of Business

Master of Business Administration (MBA), Finance and Accounting

Tufts University

Bachelor of Arts (B.A.), Economics